Filed by LIV Capital Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LIV Capital Acquisition Corp.

Commission File No. 001-39157

Date: July 22, 2021

The following press release was shared by AgileThought, Inc. on its website and through various media outlets on July 22, 2021:

AgileThought, Inc Announces Preliminary Results for the First Half of 2021

On Track to Complete Business Combination With LIV Capital Acquisition Corp. (Nasdaq: LIVK) During the Third Quarter of 2021

First Half of 2021:

17 New Clients added, Record number

73% increase in bookings (Total Contract Value) vs 2H 2020 to $104M

1.4 x Book to Bill ratio (Total Contract Value / Revenue)

59% growth Q1/Q2 Employee Additions

13% Revenue Growth Q4 of 2020 vs Q2 of 2021

Dallas, Texas— July 22nd 2021 — AgileThought, Inc (“AgileThought” or the “Company”), a global provider of digital transformation services, custom software development, and next generation technologies, today announced preliminary results for the six months ended June 30th, 2021. The preliminary results are subject to completion of the Company’s quarterly financial reporting process and the preparation of the unaudited financial statements for the quarter.

“The company delivered strong top line performance and key leading indicators that are very encouraging for strong future growth, with a record of 17 new clients added with total bookings of $104M, for an increase of 73% compared with 2H 2020. Client demand for our services continues to grow, which we have been able to capture above market growth. The future looks very bright for us.” said Manuel Senderos, CEO at AgileThought, Inc.

On May 9, 2021, AgileThought entered into a business combination agreement with LIV Capital Acquisition Corp. (Nasdaq: LIVK). Upon the closing of the transaction, the combined company intends to change its name to AgileThought, Inc. and trade on the Nasdaq Capital Market, or Nasdaq, under the ticker symbol “AGIL.”

First Half of Fiscal Year 2021 Highlights:

●	17 New clients added.

●	Bookings (Total Contract Value) for the first 6 months of 2021 was $104M, an increase of 73% compared to the 2H of 2020. Q1 was $48.9M, an increase of 113% vs Q4 2020; Q2 was $54.94M, a 12% increase vs Q1 2021.

●	Employee additions were 721 during the period; Q2 was 443, an increase of 59% over Q1 2021. The Company is targeting new employee additions of above 1,000 during the second half of the year for 2021.

●	Revenue for the first 6 months of 2021 was $76.2M; Q1 was $37.2M, an increase of 7.9% over Q4 2020. Q2 was $38.9M, an increase of 4.6% over Q1 2021 and a 14.5% increase over Q4 2020.

●	The Company continues to focus on recruiting employee additions and ongoing growth of demand generated by the sales team.

About AgileThought

AgileThought is a pure play leading provider of agile-first software at scale, end-to-end digital transformation and consulting services to Fortune 1000 customers with diversity across end-markets and industry verticals. For over 20 years, Fortune 1000 companies have trusted AgileThought to solve their digital challenges and optimize mission-critical systems to drive business value. AgileThought’s solution architects, developers, data scientists, engineers, transformation consultants, automation specialists, and other experts located across the United States and across Latin America deliver next-generation software solutions that accelerate the transition to digital platforms across business processes. For more information, visit https://agilethought.com/.

About LIV Capital Acquisition Corp.

LIV Capital Acquisition Corp. (“LIVK”) is a blank check company formed in 2019 for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. LIVK’s initial public offering was underwritten by EarlyBirdCapital, Inc., and its common stock, units and warrants trade on Nasdaq under the ticker symbols LIVK, LIVKU and LIVKW, respectively. More information can be found at http://livcapitalspac.mx/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. AgileThought’s and LIVK’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, AgileThought’s and LIVK’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside AgileThought’s and LIVK’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive business combination agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against AgileThought and LIVK following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of LIVK, certain regulatory approvals or to satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on AgileThought’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of LIVK’s shares of common stock on Nasdaq following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of AgileThought to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that AgileThought or LIVK may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in LIVK’s other filings with the Securities and Exchange Commission (“SEC”). LIVK cautions that the foregoing list of factors is not exclusive.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, LIVK included a preliminary proxy statement/prospectus (the “Preliminary Proxy Statement/Prospectus”) in the registration statement on Form S-4 filed with the SEC on May 14, 2021, as amended in filings with the SEC on June 25 and July 16, 2021, and intends to file a definitive proxy statement/prospectus with the SEC. LIVK’s stockholders and other interested persons are advised to read the Preliminary Proxy Statement/Prospectus and the amendments thereto and the definitive proxy statement/propsepctus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about AgileThought, LIVK and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of LIVK as of July 15, 2021, the record date for voting on the proposed business combination. Stockholders will also be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to LIV Capital Acquisition Corp. by calling +52 (55) 1100-2470.

Participants in the Solicitation

LIVK and its directors and executive officers may be deemed participants in the solicitation of proxies from LIVK’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in LIVK is contained in the Preliminary Proxy Statement/Prospectus and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to LIV Capital Acquisition Corp. by calling +52 (55) 1100-2470. Additional information regarding the interests of such participants may be contained in the definitive proxy statement/prospectus for the proposed business combination when available.

AgileThought and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of LIVK in connection with the business combination. A list of the names of such directors and executive officers and any information regarding their interests in the proposed business combination is included in the Preliminary Proxy Statement/Prospectus for the proposed business combination.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For more information, press only:

Name Olga Shinkaruk

Phone +52 5518023853

Email olga.shinkaruk@agilethought.com

For more information on our services:

Website: agilethought.com

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